Exhibit 1

Westpac Banking Corporation Level 18, 275 Kent Street Sydney, NSW, 2000 ASX RELEASE 26 March 2026 UNITE Update Westpac Banking Corporation (“Westpac”) today provides the attached update. For further information: Hayden Cooper Justin McCarthy Group Head of Media Relations General Manager, Investor Relations 0402 393 619 0422 800 321 This document has been authorised for release by Tim Hartin, Company Secretary.

UNITE UPDATE WESTPAC 26 MARCH 2026 1 Westpac Banking Corporation ABN 33 007 457 141 IMPORTANT: This presentation contains a number of ‘forward looking statements’ which are subject to assumptions, risks and other important information set out in the disclaimer at the back of this presentation.

ANTHONY MILLER Chief Executive Officer 2 Westpac Update March 2026

UNITE OBJECTIVES: ONE BEST WAY 3 Westpac Update March 2026 1 Consumer and Business & Wealth products. CONSOLIDATE TECHNOLOGY • Customers experience the best Westpac technology • Significant productivity: Run and change cost reduced • >180 applications decommissioned FEWER PRODUCTS • Easy for customers to manage their banking needs • Capacity to innovate • Products reduced by >70%1 SIMPLIFY PROCESSES • One best way • Consistent customer and employee experience • >700 processes simplified BETTER CUSTOMER EXPERIENCE 1 NPS #1 IMPROVED EMPLOYEE EXPERIENCE 2 EMPLOYEE ENGAGEMENT TOP DECILE GLOBALLY INCREASED SHAREHOLDER RETURN 3 CLOSE CTI RATIO GAP TO PEERS

4 Westpac Update March 2026 AI IMPACT ASSESSMENTS • Improving how data lineage and downstream impacts are determined • Impact assessments are a key dependency for the majority of UNITE initiatives • Improvement in impact assessment efficiency: ~10 days to less than 4 days AI TESTING TOOLS AND ASSISTANTS • Increasing testing efficiency, reducing effort, cost and time frames • Testing sits on the critical path for many UNITE initiatives Utilising AI capabilities EXECUTION FOCUS • Since FY25 results, no changes to overall program: – Scope – Timeline – Budget • Currently in delivery • Business led, technology enabled • Centralised delivery team • Embedded governance model

EXECUTION PROGRESS – IMPROVING CUSTOMER AND EMPLOYEE EXPERIENCE 5 Westpac Update March 2026 DIGITAL BANKER Platform rolled out to all bankers ONE CHAT PLATFORM Consolidated 2 platforms to 1 Consolidated 22 processes to 1 DIGITAL ID VERIFICATION ONE PRIVATE BANK Enhanced customer experience & service offering ONE WEALTH PLATFORM Completed migration to Panorama in Mar-26 Enabled multi offsets for all home loan customers MORTGAGE SIMPLIFICATION COLLECTIONS PLATFORMS Two legacy platforms decommissioned NEW INVOICE FINANCE PLATFORM Helping commercial customers manage cashflow Supports professional services customers CONTROLLED MONIES

ONE WEALTH PLATFORM: BT PANORAMA

Asgard

60k accounts, $16bn FUA

BT Panorama

243k accounts, $138bn FUA

BT Panorama

>300k accounts
>$150bn FUA

EXPECTED OUTCOMES

1 BETTER CUSTOMER EXPERIENCE

- Award winning platform[1]
- Enhanced digital capability, security features
- Extended investment options

2 IMPROVED EMPLOYEE EXPERIENCE

- Simplified service model
- Reduced daily task complexity and process duplication
- Simplified risk management

3 INCREASED SHAREHOLDER RETURN

- Initiative cost ~$70m
- Direct benefits ~$40m p.a.
- Simplified technology roadmap

1 Awards for BT Panorama – 2025 `Best Client Portal & Mobile Platform' and 2024 `Best Platform' in the Australian Wealth Management Awards, in the Investment Trends Platform Competitive Analysis and Benchmarking Report, 2024 winner of the `Adviser satisfaction with mobile access for clients: Wrap Platform' in the Investment Trends Adviser Technology Needs Report.

6 Westpac Update March 2026

ONE COMMERCIAL BANK

MIGRATING ~75,000 COMMERCIAL CUSTOMER ACCOUNTS TO WESTPAC

CUSTOMERS SUPPORTED BY EXISTING BANKER AND BANKING TEAM

DIGITALLY ENABLED MIGRATION PROCESS, SUPPORTED BY UNILATERAL VARIATION[1]

EXPECTED TO COMPLETE IN DEC-27

EXPECTED OUTCOMES

1 BETTER CUSTOMER EXPERIENCE

- Leading digital and payments capability to all commercial customers
- Broader range of banking services

2 IMPROVED EMPLOYEE EXPERIENCE

- One commercial banking team
- Fewer processes and reduced products
- More time for quality customer conversations

3 INCREASED SHAREHOLDER RETURN

- Initiative cost ~$230m
- Direct benefits ~$40m p.a.
- Reusable migration capability, an enabler of single deposit ledger

1 For 95% of customer accounts. Directly transferring customers to like for like products without the need for re identification or additional product application forms.

7 Westpac Update March 2026

PETER HERBERT Chief Transformation Officer 8 Westpac Update March 2026

DELIVERY APPROACH 9 Westpac Update March 2026 Business led, technology enabled • Centralised UNITE delivery team focused on execution • Technology and the Data, Digital and AI teams support delivery • Divisional Group Executives accountable for customer, financial and risk outcomes • Board oversees progress Centralised operating model • Initiatives organised into work packages • Optimise delivery cadence and capacity • Manage challenges as they arise 1 There was no change to overall program scope. The number of initiatives reduced from 59 in Sep-25 to 57 in Mar-26 and we will continue to assess opportunities to streamline delivery. • Scope set • Integrated plan developed • Downstream impacts and interdependencies mapped • Simplify products & processes – 7 work packages • Simplify data & downstream • End to end testing • Migrate & decommission PROGRAM DISCOVERY COMPLETE 57 INITIATIVES1 DELIVERY 10 WORK PACKAGES

Preparation to support customer migrations: • Channel simplification • Data simplification • AI: faster downstream data impact assessments and improved testing tools 10 Westpac Update March 2026 Initiative status1 147 660 850 - 950 FY24 FY25 FY26 UNITE Investment spend ($m) 38 7 1 PROGRAM UPDATE 1 Excludes 3 initiatives with scope confirmed. 2 Total investment expected to be c.$2bn p.a. • $195m invested in 1Q26, 73% expensed • c.40% of total investment spend2 FY27 – FY28 • Lower spend in FY29 • c.75% of spend to be expensed 8 Initiatives complete 49 Initiatives remaining

MONITORING PROGRESS

Percentage complete by project stage



Mar-25
Sep-25
Mar-26
DISCOVERY[1]
52%
✓
✓
SIMPLIFY[2]
14%
29%
44%
IMPLEMENT[2]
4%
13%
19%
DECOMMISSION[3]
3%
8%
10%

- Program scope confirmed
- Understand change requirements
- Develop delivery plans

- Product harmonisation
- Customer and banker journey mapping
- Data analysis and profiling
- Capability and infrastructure enhancement

- Migration testing and validation
- Migration pilots
- Migration execution

- Data archiving
- Application decommission

1 Percentage of program scope confirmed. 2 Measurement of Simplify and Implement progress revised to percentage of milestones completed. Prior period progress has been restated to align with current period presentation. 3 Percentage of in scope applications decommissioned.

11 Westpac Update March 2026

MIGRATIONS TO SUPPORT DECOMMISSION OF COMMERCIAL HOGAN

UNITE MIGRATIONS

ONE WEALTH PLATFORM	ONE COMMERCIAL BANK	ONE BUSINESS DEPOSIT LEDGER
Wealth customer cash management accounts 25% of accounts	Commercial customer deposit accounts 40% of accounts	Other business deposit accounts 35% of accounts
Completed in Mar-26	Expected to complete in Dec-27	Expected to complete in 1H28

CORE LEDGER: COMMERCIAL HOGAN

WESTPAC CORE LEDGER: TRADING BANK

DECOMMISSION COMMERCIAL HOGAN CORE LEDGER

Expected Outcomes:

- Upgrade costs avoided: ~$400m
- Reduced operational complexity

12 Westpac Update March 2026

KEY 2H26 MILESTONES

MORTGAGE SIMPLIFICATION[1]	• Transfer Westpac mortgage property security data to the target state master • Enable SMSF product on the Westpac mortgage ledger
DIGITAL BANKER[2]	• Scale service request migrations • Strengthen customer authentication and onboarding • Transition Westpac bankers to Digital Banker sales capability
ONE COLLECTIONS PLATFORM – ASSISTNOW	• Migrate personal loans and regional brand credit cards to the AssistNow platform
DEBIT CARD SIMPLIFICATION	• Complete HandyCard migration to debit Mastercard for retail customers to enable decommission of one platform • Reduce Debit Card products down to six
ONE COMMERCIAL BANK	• Complete workflow, data sourcing, downstream, digital enablers • Commence migration to Westpac systems

1 This includes 3 initiatives. One initiative was descoped in 2H25. 2 This includes 2 initiatives.

13 Westpac Update March 2026

ONE WEALTH PLATFORM

(49) 14 1Q22 1Q26 Up 63pts 22,883 29,952 Dec-24 Dec-25 Up 31% BT PANORAMA 15 Westpac Update March 2026 FUA ($m) Net flows excluding benefit payments2 ($m) Managed accounts FUA ($m) Net Promoter Score (NPS)6 1 Investment Trends Platform Competitive Analysis & Benchmarking Report (released Feb’ 26). Best Client Portal eighth consecutive year (2018 – 2025) and Best Mobile App seven years (2018, 2019, 2020, 2021, 2022, 2024 and 2025). 2 Represents benefit payments from pension accounts; including benefit payments BT Panorama net flows were $2.0b for 1Q26. 3 Investment Trends Adviser Technology Needs Report (June 25). 4 Investment Trends SPDR ETFs/Investment Trends Managed Accounts Report (Mar 2025). See https://www.bt.com.au/about-bt/bt-financial-group/overview/awards.html for more awards. 5 Focus Menu launched on 1 October 2025 with enhanced offering for clients with simpler investment needs. 6. Spot NPS 121,389 135,567 Dec-24 Dec-25 1,722 3,204 1Q25 1Q26 Up 86% WINNER OF BEST CLIENT PORTAL AND MOBILE APP1 LARGEST SHARE OF ADVISER RELATIONSHIPS3 HIGHEST BRAND AWARENESS FOR MANAGED ACCOUNTS4 FOCUS MENU LAUNCHED IN 1Q265 Up 12%

STRONG DELIVERY TRACK RECORD

			BENEFIT
FY24	Commenced adviser-led customer transitions from Asgard to Panorama	Transferred > 3,000 accounts / $2bn in FUA	Retention, MBFI[1]
FY25	Asgard soft-close	Cease opening of new Asgard accounts	Data stability and quality, MBFI
	IDPS[2]-Like Product Termination	Returned $365m to 3,800 Investors	Simplified product and operations
	APPP[3] Insurance Outsourcing	Established new outsource insurance administrator Transitioned ~8,000 APPP Policies to new administrator	MBFI
	Legacy external trustee and operator migrations to third party platform	Migrated ~6,000 IDPS & Super accounts / $1.2bn FUA Transitioned ~1,000 APPP Policies to new administrator	Simplified product and operations, MBFI
	Legacy external Trustee Super Fund terminations	Life Focus > ~3,000 members / ~$390m FUA Personal Choice Private > ~400 members / ~$85m FUA	Simplified product and operations, MBFI
FY26	Asgard Migration to Panorama	Migrated ~60,000 IDPS & Super accounts / ~$16bn FUA	Retention, MBFI
FY28[4]	Asgard Decommission	Estimated direct benefits $40m p.a.	Simplified tech, product and operations

1 Member Best Financial Interest. 2 Investor Directed Portfolio Service. 3 Asgard Personal Protection Plan. 4 Decommissioning spans technology infrastructure, applications, products, processes and one corporate entity.

16 Westpac Update March 2026

MIGRATION LEARNINGS 17 Westpac Update March 2026 • Clear, regular adviser and customer communications helped build understanding and confidence through the migration • Tight coordination across internal teams and third-parties, surfaced issues early and kept priorities aligned • Early focus on data quality to reduce downstream customer impacts • Clear, measurable business-readiness targets were set and met • Strong executive sponsorship accelerated decisions and removed blockers quickly 17 1998 2008 2014 2021 2026 Migrated to (2021) 1998-2021 From 2014 2008 (WBC merger with St George) - 2026 Migrated to (Mar-26)

WHAT’S NEXT FOR BT PANORAMA 18 Westpac Update March 2026 Continuing to invest to support advisers and customers Leveraging Westpac ownership to differentiate and scale Stronger, more secure integration across the advice ecosystem Launching an innovative retirement income stream with Challenger STRATEGIC SCALE ADVANTAGE • Leveraging Westpac ownership and scale • Long-term investment in platform capability • Enables long-term platform differentiation ECOSYSTEM CONNECTIVITY • Secure data exchange across advice systems • Reduced friction and manual processes • Lowers operational complexity for advisers RETIREMENT INCOME EXPANSION • Lifetime income solution with Challenger • Broader decumulation offering on-platform • Supports improved retirement outcomes

ONE COMMERCIAL BANK

EXPECTED OUTCOME: BETTER CUSTOMER EXPERIENCE 20 Westpac Update March 2026 LEADING DIGITAL AND PAYMENTS CAPABILITY • Dynamic Virtual Credit Card and Card Management Platform • Additional savings account option - Notice Saver Account • Wider range of online receivables, payables and reconciliation options including Apple/Google Pay and EFTPOS Air • Improved FX capability via Westpac Live • Discounted business support services including MYOB, Optus, Lawpath and AWS • Instant payments: Osko; PayID; and PayTo / PayID for Billers • Market leading mobile banking app and eStatements • Enhanced security including SafeBlock & SafeCall BROADER RANGE OF PRODUCTS AND FEATURES SERVICING SUPPORT • Existing banker and banking team • Dedicated servicing specialist team providing support to bankers and customers • Access to national network of experts • Dynamic Virtual Credit Card and Card Management Platform • Additional savings account option - Notice Saver Account • Wider range of online receivables, payables and reconciliation • Improved FX capability via Westpac Live • Discounted business support services including MYOB, Optus, Lawpath and AWS

PRE-MIGRATION POST MIGRATION SUPPORT MIGRATION Customer engagement 1 Work with customers to agree tailored transition plan Customer and product migration 4 New customer products created in the target system Customer training and support provided Migration completion 5 Transition success Close legacy products and services Customer creation 2 Create customers on target systems Customer notification 3 Digitally issue variation notices through unilateral variation TRANSITION STAGES 21 Westpac Update March 2026

MIGRATING DATA SAFELY MIGRATION SUPPORT & TOOLS MIGRATION ENABLERS 22 Westpac Update March 2026 SEAMLESS EXPERIENCE • Specialist Migration Experience Team providing support for customers and bankers • Automated workflow tool to orchestrate, track and sequence end to end migration • Digital Banker Migration Hub provides visibility of customers’ new and legacy account information and products • Customer migration tools automate creation of customer profiles, set up business lending deals and open / close transaction accounts • Majority of payments automatically routed to new transaction accounts • Document Hub provides digital experience with safe, secure, personalised portal • Unilateral variation1 , no change to customer credit limits or impact to securities or guarantees; no re-identification or new product application forms • Data Migration as a Service capability sources data and reconciles to new systems • Customer account lineage mapping helps ensure data continuity for downstream systems and reporting 1 For 95% of customer accounts. Directly transferring customers to like for like products without the need for re identification or additional product application forms.

89 23 23 8 93 34 35 34 Transaction banking Payment solutions Equipment finance Interest rate / FX OPPORTUNITY TO DEEPEN RELATIONSHIPS1 23 Westpac Update March 2026 1 Includes products outside of Business & Wealth held by Commercial customers. Information was current as at Sep-25, except for the Interest or FX where it was based on FY25. RRB Westpac 52 78 4.2 4.9 Average customer needs met (#) Deposit to loan ratio (%) 17% higher 26ppts higher SGB/BSA/BoM Westpac SGB/BSA/BoM Westpac Product depth (%) SGB/BSA/BoM Westpac

UNITE DELIVERY

ROBUST STRUCTURE/FRAMEWORK

GOVERNANCE

Board

Directors oversight working group, reporting at every Board meeting and quarterly customer journey deep dives

Executive leadership

Monthly steering committee and weekly CEO meeting

Program Leadership

Functional experts focused on initiative delivery with external partners providing technical advice

Delivery

Business accountable for outcomes, centralised delivery model

UNITE RESOURCING

INTERNAL RESOURCES	Centralised delivery team of ~1,800 employees
EXTERNAL PARTNERS	Supplement inhouse expertise
CAPACITY	Leverage internal capability while allowing flexibility
ARTIFICIAL INTELLIGENCE	Testing tools Data impact assessments

25 Westpac Update March 2026

DELIVERY APPROACH

DELIVERY SEQUENCE →

	SIMPLIFY		IMPLEMENT & DECOMMISSION	
WORK PHASES	**SIMPLIFY**		**IMPLEMENT & DECOMMISSION**	
CLEAR OBJECTIVES	• Migration strategy and design • Customer and banker journeys • Product harmonisation	• Feature and capability readiness • Increase infrastructure capacity • Data analysis and profiling	• Migration testing	• Migration readiness • Migration execution • Decommissioning

WORK PACKAGES

1. Customer and Channels
2. Cash & Transactional Banking Products & Processes
3. Mortgage Products & Processes
4. Consumer Finance Products & Processes
5. Business Banking & Insurance Products
6. Operations
7. Institutional Banking
8. Data & Downstream
9. End-to-End Testing
10. Migration Delivery

26 Westpac Update March 2026

MORTGAGES SIMPLIFICATION TARGET STATE

BEST OF WESTPAC

MULTI-OFFSETS

DIGITAL SERVICING

17 TO 9 PRODUCTS[1]

ONE BEST WAY

ORIGINATION

SERVICING

DATA & RISK MANAGEMENT

SIMPLIFIED TECHNOLOGY

3 TO 1 MORTGAGE LEDGERS

3 TO 1 COLLATERAL MASTERS

19 TO 6 SUPPORTING APPLICATIONS

EXPECTED OUTCOMES

1 BETTER CUSTOMER EXPERIENCE

- Best of Westpac for new and existing customers
- Access to market leading products and features

2 IMPROVED EMPLOYEE EXPERIENCE

- Faster, more consistent service to customers
- Simpler, standardised processes

3 INCREASED SHAREHOLDER RETURN

- Initiative cost ~$285m
- Estimated savings $70m p.a.
- Reduced operational risk

1 Available for sale products, excluding RAMs

27 Westpac Update March 2026

MORTGAGES WORK PACKAGE 28 Westpac Update March 2026 TIMELINE 2025 2026 DISCOVERY SIMPLIFY KEY ACTIVITIES • Harmonise and simplify products • Simplify collateral management • Ready data for migration • Increase capacity of target systems CENTRALISED TEAM • Product team • Technology • Bankers • Finance and risk GOVERNANCE • Consumer Group Executive and Mortgages General Manager accountable for outcomes • Monthly progress update to Chief Transformation Office • Quarterly papers to Board

MORTGAGES SEQUENCING OF DELIVERY

SIMPLIFY

SIMPLFY PRODUCTS

- Mar-25 — Multi-offsets
- Feb-26 — Product harmonisation
- Nov-25 — Seniors Access Loan Product build[1]
- Company & Trust Product build
- SMSF Product Build[1]
- Portfolio Loan Product Build[1]

SIMPLIFY COLLATERAL MGMT

- Mar-25 — Map Data
- Feb-26 — Correct Data
- Feb-26 — Extract, Transform Load Build
- Test & Migrate Westpac data
- Capability uplift
- Master Ready

MIGRATION READINESS

- Feb-25 — Map Simple Data
- Map Complex Data
- Extract, Transform, Load build - Simple
- Extract, Transform, Load build - Complex
- Correct simple data
- Correct complex data

TARGET SYSTEM CAPACITY

- Test environment capacity
- Mar-26 — Test automation
- Mortgage system capacity
- Infrastructure capacity

1 Not for sale Products.

IMPLEMENT & DECOMMISSION

- INTEGRATED TESTING
- PREPARE OUR BANKERS
- TEST PROCESS READINESS
- MIGRATE CUSTOMERS
- DECOMMISSION LEGACY SYSTEMS

29 Westpac Update March 2026

OPERATING MODEL IN ACTION – MORTGAGES WORK PACKAGE 30 Westpac Update March 2026 STREAMLINED GOVERNANCE SIMPLIFIED EXECUTION FINANCIAL SUPPORT BUSINESS LED ONE UNITE TEAM

APPENDIX

UNITE: CURRENT FOCUS AREAS

	OBJECTIVE	EXPECTED OUTCOMES	KEY MILESTONES IN 2H26	COST[3] (Mar-26)	DIRECT BENEFITS[4] (Mar-26)
MORTGAGE SIMPLIFICATION[1] Completes in FY29	Establish products, fees and features on the target ledger and implement a single collateral register	Customers have access to market leading products and features Simpler, standardised processes for employees	• Transfer Westpac mortgage property security data to the target state master • Enable SMSF product on the Westpac mortgage ledger	**c.$285m** (Nov-25: $265m)	**~$70m** (Nov-25: $70m)
DIGITAL BANKER[2] Completes in FY29	Decommission legacy CRM platform and extend capability to all bankers	One portal to view, service and originate all customer needs Consistent experience across all channels	• Scale service request migration • Strengthen customer authentication and onboarding • Transition Westpac bankers to Digital Banker sales capability	**c.$150m**	**↑ BANKER PRODUCTIVITY**
ONE COLLECTIONS PLATFORM – ASSISTNOW Completes in FY29	Migrate Consumer products from 7 platforms to the AssistNow Platform	Simplifies and standardises collections and hardship processes Easier to manage requests end-to-end	• Migrate Consumer Finance products, personal loans and regional brand credit cards to the AssistNow platform	**c.$130m**	**~$40m**
DEBIT CARD SIMPLIFICATION Completes in FY29	Reduce the product set for debit cards from 34 to 2	Customers benefit from clarity provided by a simplified product offer Reduces operational complexity and risk	• Complete HandyCard migration to Debit Mastercard for retail customers to enable decommission of one platform • Reduce Debit Card products down to six	**c.$40m** (Nov-25: $35m)	**~$15m** (Nov-25: $15m)
ONE COMMERCIAL BANK Completes in FY28	Migrating ~75,000 commercial customer Accounts to Westpac	Leading banking services and digital capability to all commercial customers Simpler processes	• Complete workflow, data sourcing, downstream, digital enablers • Commence migration to Westpac systems	**c.$230m**	**~$40m**

1 This includes 3 initiatives. One initiative was descoped in 2H25. 2 This includes 2 initiatives. 3 Estimated total initiative cost. 4 Expected full year annual benefit after the initiative is complete.

32 Westpac Update March 2026

CHANGE IN MONITORING PROGRESS APPROACH 33 Westpac Update March 2026 Percentage complete by project stage SIMPLIFY 17% IMPLEMENT 15% Mar-25 Sep-25 10% 7% 29% 13% Mar-25 Sep-25 14% 4% Based on initiatives completed, previous approach Based on milestones completed, revised approach

The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities. The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition, capital adequacy, liquidity and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability-related statements, commitments, targets, projections and metrics, and other estimated and proxy data. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target’, ‘goal’, ‘guidance’, ‘ambition’, ‘objective’, ‘pursue’ or other similar words to identify forward-looking statements, or otherwise identify forward-looking statements. These forward-looking statements reflect our current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond our control (and the control of our officers, employees, agents and advisors), and have been made based on management’s expectations or beliefs concerning future developments and their potential effect upon us. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this presentation. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this presentation. There can be no assurance that future developments or performance will align with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those we expect or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the sections titled ‘Operating Environment’ and ‘Risk Management' in our 2025 Annual Report, as well as ‘2025 Risk Factors’ (each available at www.westpac.com.au). When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. Except as required by law, we assume no obligation to revise or update any forward-looking statements contained in this presentation, whether from new information, future events, conditions or otherwise, after the date of this presentation. We also make statements about our processes and policies (including what they are designed to do) as well as the availability of our systems or product features. Systems, processes and product features can be subject to disruption, and may not always work as intended, so these statements are limited by the factors described in the section titled ‘Risk Management’ in our 2025 Annual Report, as well as ‘2025 Risk Factors’ (each available at www.westpac.com.au). 34 Westpac Update March 2026 DISCLAIMER